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          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549



                     SCHEDULE 13G
                    (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
               PURSUANT TO RULE 13d-2(b)

                (Amendment No. ____) *

(Previously filed under cover of Amendment No. 5 to Form F-11A)


                 Central Bancorp, Inc.
------------------------------------------------------
                   (Name of Issuer)



                     Common Stock
------------------------------------------------------
            (Title of Class of Securities)



                      152418 10 9
                  ------------------
                    (CUSIP Number)



                         N/A
------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 8 pages
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CUSIP NO. 152418 10 9             13G                Page 2 of 8


1.   NAME OF REPORTING PERSONS:  Central Co-operative Bank
     Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     ________________________________



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
       (a)  [ ]
       (b)  [x]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Commonwealth of Massachusetts


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                          0

6.   SHARED VOTING POWER                  168,861

7.   SOLE DISPOSITIVE POWER                     0

8.   SHARED DISPOSITIVE POWER             168,861

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                              168,861

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.6%

12.  TYPE OF REPORTING PERSON:*  EP


         * SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 152418 10 9             13G                Page 3 of 8


1.   NAME OF REPORTING PERSONS:  Terence D. Kenney

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
        (a)  [ ]
        (b)  [x]



3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                      1,541

6.   SHARED VOTING POWER                   80,302

7.   SOLE DISPOSITIVE POWER                 1,541

8.   SHARED DISPOSITIVE POWER              80,302

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                               81,843

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  4.2%


12.  TYPE OF REPORTING PERSON:*  IN


         * SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 152418 10 9             13G                Page 4 of 8


1.   NAME OF REPORTING PERSONS: Gregory W. Boulos

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
        (a)  [ ]
        (b)  [X]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                    5,500

6.   SHARED VOTING POWER                 80,302

7.   SOLE DISPOSITIVE POWER               5,500

8.   SHARED DISPOSITIVE POWER            80,302

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                             85,802

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  4.4%

12:  TYPE OF REPORTING PERSON:*  IN


         * SEE INSTRUCTION BEFORE FILLING OUT!
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                                                     Page 5 of 8


          Securities and Exchange Commission
                Washington, D.C.  20549


ITEM 1(a) NAME OF ISSUER.
     Central Bancorp, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     399 Highland Avenue
     Somerville, Massachusetts  02144

ITEM 2(a) NAME OF PERSON(S) FILING.
     Central Co-operative Bank Employee Stock Ownership Plan
Trust ("ESOP"), and the following individuals who serve as its trustees: Terence D. Kenney and Gregory W. Boulos.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE.
     Same as Item 1(b).

ITEM 2(c) CITIZENSHIP.
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d) TITLE OF CLASS OF SECURITIES.
     Common Stock, par value $1.00 per share.

ITEM 2(e)      CUSIP NUMBER.
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   CHECK WHETHER THE PERSON FILING IS A:

     (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 13d-
               1(b)(1)(ii)(F),

     If this statement is filed pursuant to Rule 13d-1
    (c), check this box.   [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i) and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c). Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.
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                                                     Page 6 of 8

ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:   [  ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED
          ON BY THE PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                     Page 7 of 8

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL CO-OPERATIVE BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:



     /s/ Gregory W. Boulos                  February 11, 1999
     -----------------------------          ------------------
     Gregory W. Boulos, as Trustee          Date


     /s/ Terence D. Kenney                  February 11, 1999
     -----------------------------          ------------------
     Terence D. Kenney, as Trustee          Date



/s/ Gregory W. Boulos                       February 11, 1999
    -------------------------------         -----------------
Gregory W. Boulos, as an Individual         Date
   Stockholder


/s/ Terence D. Kenney                       February 11, 1999
    -------------------------------         -----------------
Terence D. Kenney, as an Individual         Date
   Stockholder
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                                                     Page 8 of 8

Exhibit A
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                Identification of Members of Group
                ----------------------------------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustees in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by
Section 404 of the Employee Retirement Income Security Act of
1974, as amended.